Exhibit 21.1

Significant Subsidiaries and Consolidated Entity of the Registrant

Subsidiary	Place of Incorporation
Futu Financial Limited	Hong Kong
Futu Lending Limited	Hong Kong
Futu Network Technology Limited	Hong Kong
Futu Securities (Hong Kong) Limited	Hong Kong
Futu Securities International (Hong Kong) Limited	Hong Kong
Futu Inc.	the United States
Futu Clearing Inc.	the United States
Moomoo Inc.	the United States
Shensi Network Technology (Beijing) Co., Ltd.	PRC
Futu Network Technology (Shenzhen) Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Shenzhen Futu Network Technology Co., Ltd.	PRC